Exhibit 99.2

June 26, 2023

Dave Mulcahy, Non-Executive Chairman of the Board of Directors
American Equity Investment Life Holding Company
6000 Westown Parkway
West Des Moines, IA 50266

Dear Dave:

Brookfield Reinsurance Ltd. (NYSE/TSX: BNRE) (“BNRe” or “we”) is pleased to submit this non-binding proposal to acquire all of the outstanding shares of common stock of American Equity Investment Life Holding Company (“AEL” or the “Company”) not already owned by BNRe for aggregate consideration of $55.00 per AEL share to be paid in the form of cash and stock of Brookfield Asset Management Ltd. (NYSE/TSX: BAM) (“Brookfield”), as described in more detail below (the “Proposal”).

We believe that our Proposal reflects an extremely attractive value for the Company’s public shareholders. Specifically, $55.00 per AEL share represents a premium of 35% to the closing price as of June 23, 2023, the last trading day prior to delivery of this Proposal, and a 42% premium to the 90-day volume weighted average price (“VWAP”) as of the same date, in each case, for the AEL common shares (the “AEL Shares”).

As consideration for each AEL Share, shareholders will receive $38.85 in cash and a number of BAM class A limited voting shares (“BAM Shares”) having a value equal to $16.15 based on the unaffected 90-day VWAP as of June 23, 2023, resulting in total consideration of $55.00 per AEL Share. In the event that the 10-day VWAP of BAM Shares (measured five business days prior to closing of the transaction) (the “BAM Final Stock Price”) would result in the aggregate consideration per AEL Share being less than $54.00, the number of BAM Shares delivered for each AEL Share will be increased such that the value of the aggregate consideration delivered for each AEL Share will be equal to $54.00. In such circumstance, BNRe may elect, in its sole discretion, to substitute cash consideration in lieu of all or any portion of the BAM Share consideration; provided that in the event that BNRe elects to substitute cash for less than all of the BAM Share consideration, the BAM Share consideration must have an aggregate value of not less than $200 million. In the event that the BAM Final Stock Price would result in the aggregate consideration per AEL Share being greater than $56.50, the number of BAM Shares delivered for each AEL Share will be decreased such that the value of the aggregate consideration delivered for each AEL Share will equal $56.50.

BNRe is well capitalized and committed to meeting the needs of its policyholders and clients while delivering high quality customer service. Given the complementary nature of AEL’s annuity business to BNRe’s existing re/insurance platform, we also expect our Proposal will deliver significant value to the Company’s policyholders, employees, distribution partners, and other stakeholders.  We are committed to continuing AEL’s leading position in the annuity market and strong operating platform in Iowa, and expect that growth in the AEL platform over time should increase net jobs in Iowa. Additionally, we look forward to supporting the greater Des Moines area, including through maintaining AEL’s existing charitable contributions and Brookfield’s broader charitable foundation and other charitable initiatives.

Brookfield is a leading global alternative asset manager with over $825 billion of assets under management across renewable power and transition, infrastructure, private equity, real estate, and credit. Brookfield’s objective is to generate attractive, long-term risk-adjusted returns for the benefit of its clients and shareholders. BNRe is proposing to acquire AEL due to AEL’s successful transformation into an asset manager and an asset-light insurer under the AEL 2.0 strategy.  Through the BAM Shares offered as partial consideration for this transaction, AEL shareholders will continue to have the opportunity, through BAM, to invest in a market leading asset manager.

The BAM Share consideration to be delivered in this transaction is being contributed to BNRe by Brookfield Corporation (NYSE: BN) (“BN”) from its existing ownership interest. If the full number of BAM Shares is delivered in the transaction, BN's ownership interest in BAM will be reduced from 75% to approximately 73%. As such, this transaction is non-dilutive to BAM shareholders.

BNRe is prepared and intends to negotiate in good faith the terms of a definitive agreement in respect of the Proposal such that the parties may announce a transaction on or prior to June 30, 2023.

We are required to publicly disclose this Proposal promptly in an amendment to our current Schedule 13D, which we expect to do following close of markets today.

This Proposal is a non-binding expression of interest only and does not impose any legal obligation on any person. BNRe reserves the right to withdraw or modify our Proposal in any respect at any time. BNRe, Brookfield, and their respective affiliates will be bound only in accordance with the terms and conditions contained in executed definitive agreements, if any.

We are available at your convenience to discuss any aspects of our Proposal.

Sincerely,

BROOKFIELD REINSURANCE LTD.

/s/ Sachin Shah
Sachin Shah
Chief Executive Officer